United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             TMI Holding Corporation
                 (Name of small business issuer in its charter)

         Utah                                                 82-0520055
(State or other jurisdiction of                           (I.R.S. Employer
incorporation or organization)                            Identification No.)

2801 Brandt Avenue, Nampa, Idaho                          83687
(Address of principal executive offices)                  (Zip Code)

Issuer's telephone number: (208)-463-0063                 Fax: (208)-463-7601


Securities registered under Section 12(b) of the Exchange Act:

Title of each class                    Name of each exchange on which registered
         N/A                                               N/A

Securities registered under 12(g) of the Exchange Act:

                                  COMMON STOCK
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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                      INFORMATION REQUIRED IN REGISTRATION
                                    STATEMENT

                                     Part I

Item 1. Description of Business.

     TMI Holding Corporation ("TMI") was incorporated December 21,1999, under the laws of the State of Utah, for the initial purpose of holding records and documents of historical production from oil and gas wells (which would need to be rehabilitated and/or restored to production) related to the "Altus Field Rehabilitation Project" (approximately 1450 acres of oil and gas leases located in Jackson County, Oklahoma), and to engage in any other lawful business. The records and documents assets resulted from earlier oil and gas exploration and development projects by Temple Mountain Industries, Inc., a Utah corporation, and were acquired in exchange for 2,789,558 shares of TMI common stock, which was distributed to all of Temple Mountain Industries, Inc. stockholders of record on December 31, 1999, one share of TMI stock for each two shares of Temple Mountain, as a partial liquidating stock dividend.

     TMI entered into an Agreement and Plan of Reorganization with Environmental Oil Processing Technology, Inc., an Idaho corporation, ("EOPT"), and the stockholders of EOPT effective February 7, 2000, as a result of which TMI agreed to acquire all of the outstanding stock of EOPT, and as of the date of April 10, 2000, has acquired in excess of 99% of the outstanding common stock of EOPT. Management of TMI presently intends that its sole business activity is to be the holding parent of EOPT and to continue the business operations of EOPT.

     EOPT Business. EOPT is an Idaho corporation with offices and plant located at 2801 Brandt Avenue, Nampa, Idaho 83687. The location is approximately 16 miles West of Boise, Idaho. The primary business of the Company is to design, fabricate and market processing plants that will re-refine waste lubricating oil into petroleum products naphtha (gasoline) and diesel for fuel to power motors, and residuum to be used in asphalt products and as burner fuel. The on site pilot plant started test operations in December of 1999 and is presently refining used motor lubricating oil as designed. Management intends to operate the present processing plant as a pilot project, and to fabricate additional plants to lease and license nationally and internationally, on customer order. Ancillary to the processing plant and in order to develop a feed source of used lubricating oil, the Company, and its predecessors, have developed a used lubricating oil gathering and collecting system which it has been operating since 1994.

     Management's intent and the design of the processing plant is to produce useful petroleum based products from used motor lubricating oil that is now considered an environmental problem in most parts of the developed world. In addition to eliminating any environmental hazard from the

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accumulation and processing of used lubricating oil the resulting petroleum products will (a) fuel diesel and gasoline engines, (b) provide burner fuel to generate heat for many applications including the production of electrical energy in co-generating systems, and (c) add usable ingredients to different asphalt applications. Management intends to lease and license fabricated plants to customers who are located in both in the continental United States and in foreign countries who have access to used lubricating oil. To assist in the fabrication and installation of new plants, the Company acquired Project Development Industries, L.L.C., ("PDI") a project development firm located in Denver, Colorado, who is internationally known for their expertise in the gasoline production and refining industries. (See "Development Subsidiary:
Project Development Industries, LLC ("PDI") page 6). The Company has been approached by several continental and international firms who have expressed interest in leasing and licensing the processing plant once the production of petroleum products is demonstrated, some of whom are presently scheduled to observe the operation of the plant and inspect the resulting products. The operation of the pilot plant is in its preliminary stages, and presently Management cannot guarantee that the plant will successfully operate and produce, on a continuous long term basis, the petroleum products that it is designed to refine, however, Management has retained who it believes are the most experienced independent specialists and engineers in the oil refining industry to design and assist in the operation of the processing system and at the present time Management is not aware of any reason why the plant will not be successful on a continuous basis.

     History of Business: EOPT's initial predecessor in business, Environmental Oil Services Company, LLC, was organized and financed in 1994 for the purpose of
(i) locating in Southwestern Idaho a processing plant for processing used lubricating oil, and (ii) establishing a gathering system to generate the used oil feed for such a plant, with the intent of re-refining the used lubricating oil into marketable petroleum products. In 1994 the said predecessor company (i) purchased four vacuum tank trucks, installed a tank farm to contain, separate and circulate the used oil and began gathering used oil throughout southern Idaho, eastern Oregon and eastern Washington, and (ii) purchased a processing plant from a manufacturing company in the East, which was installed at the present location. Notwithstanding several weeks of continuous efforts by the manufacturer and the predecessor company, the plant was unable to perform according to the manufacturer's claims, and, after months of effort and experimentation, and evaluation by petroleum engineers, the refining plant was demolished and removed. While considering alternatives for a processing plant, and in order to maintain its sources for used lubricating oil, the predecessor company continued the waste oil gathering business, and marketed the oil to local and coastal used-oil consumers, even though operating at a loss.

     In early 1995 the predecessor company retained Jacobs Engineering Group in Denver, Colorado, to design and develop a plant to process and re-refine used lubricating oil into petroleum products. Following Jacob's design and subsequent "on site" construction inspections, the predecessor company constructed the presently existing processing plant compliant with all EPA and other governmental regulations. The plant conducted initial test runs in April and May

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of 1997, and established that the production of naphtha, diesel and other by-products was feasible. After evaluating the estimated cost of completing and implementing the post- refinement process equipment for producing diesel fuel meeting road specifications, along with the market potential at that time, the then current management elected to discontinue the completion of the plant.

     In December of 1997, the predecessor company Environmental Oil Services, Inc., ("EOS") organized and owned by Mr. N. Tod Tripple, acquired all of the existing business of Environmental Oil Services Company, LLC, with the issuance of its stock. During the calendar year 1998, EOS continued the business activities of the predecessor Environmental Oil Services Company, including the gathering of used lubricating oil and the handling of related hazardous waste materials, and continued the evaluation of the processing plant with the intent of producing marketable petroleum products. In March of 1999 EOS merged with EOPT, (also principally owned by N. Tod Tripple) the Company, that is presently operating the business and completing the processing plant.

     Presently the processing plant is a fully "permitted plant" meeting all the requirements of the EPA and all Federal and State air quality requirements and all other governmental agencies. The final operating procedures are under the supervision of Project Development Industries, L.L.C., a wholly owned subsidiary of the Company ("PDI").

     Description of Current Business. The Company currently continues to gather used lubricating oil, and has expanded the gathering to include used oil filters, collecting waste water for treatment, and collecting antifreeze for recycling through other processors. The gathering system operates in the geographical areas commonly known as southwestern and southeastern Idaho, the tri-cities area of eastern Washington, and eastern Oregon. Presently the Company gathers in excess of 2,300,000 gallons of used-oil annually, and maintains in storage in excess of 800,000 gallons of waste oil for inventory of feed fuel for the anticipated operation of the processing plant. The used oil that is gathered is cleaned, dewatered, and prepared as plant feed oil. Any residual oil not used as feed oil, or residual oil that is not processed by the plant is resold to customers who are able to burn clean used-oil, namely asphalt manufacturing plants and other remote construction products manufacturers who require heat in their production processes, and some fuel has been marketed to western coastal areas for use as bunker fuel in the ocean shipping industry. The Company is now marketing the products from the plant operation, including naphtha, diesel oil, and residuum. In October of 1999, the Company completed the installation of a reconditioned water cleaning plant to purify the water from the processing plant operation, as well as other contaminated water collected from customers for treatment. The treated water is then of a quality acceptable for introduction into the local sewer system.

     Management considers the plant operational, and is presently experimenting with the optimal operating conditions and volume. The plant is designed to refine in excess of 5,000,000 gallons of used-oil annually, and to produce in excess of 3,500,000 gallons of naphtha, diesel and residuum (burner) fuels. The plant uses the non liquid gasses that are produced in the process of

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refining for the purposes of generating the heat required in operating the processing plant. In the event and at such time as the processing plant is operational, the Company will commence expanding its gathering system and enter into arrangements to acquire used motor lubricating oil from other commercial gatherers. Management is of the present opinion that it will be able to acquire the additional feed oil necessary to operate the processing plant on a full time basis, which is approximately eleven months out of the year.

     Re-refining Plant Description. The process plant is designed to re-refine used lubricating oil into naphtha, diesel fuel, and a residuum product. The used oil which feeds the processing plant is primarily used motor oil with some lubricating and hydraulic oils. The plant operating parameters can be adjusted, to some extent, to handle other waste hydrocarbons.

     Used lubricating oil is collected from various used-oil generators (collectors) and delivered by vacuum tank trucks to the Tank Farm storage tanks which are located adjacent to the processing plant. The collected oil is dewatered by heating and chemical treatment, and blended with other stored used oil to make a consistent source of feed, and once the water content is below 1%, the feed oil can be delivered to the processing plant. Contaminated water that is picked up, excess water from the waste oil, and the water generated from the processing plant is processed through the water treatment unit to remove all hydrocarbons and metals so that it can be discharged into the municipal sewer system.

     In the process plant the used oil is refined by heating it in a gas-fired furnace to a prescribed temperature to induce thermal cracking. The hot oil is then directed to a "fractionating column" where the naphtha, diesel and residuum products separate and are bled off into separate lines and containers.

In the fractionating column,

1. naphtha is vaporized and drawn off the top of the column along with the light hydrocarbon gases formed during the cracking process. The naphtha is then passed through an air cooler to condense the naphtha. Part of the naphtha stream is used as reflux for the column, and the rest is stabilized to reach the desired vapor pressure by heating it in a reboiler to remove any entrained light ends. The stabilized naphtha is then cooled in an air cooler and routed to product storage. The light hydrocarbon gases that do not condense in the column overhead air cooler, are combined with the hydrocarbon gases that come out of the stabilized naphtha. These hydrocarbon gases are used as fuel gas for the cracking furnace, and any excess gas is burned in the flare.

2. Diesel is drawn off the column as a liquid side stream from a tray near the middle of the fractionating column, which is then cooled in an air cooler and routed to product storage. Some of the heat in this stream is recovered by using it as the heat source in the naphtha reboiler. The diesel that is refined is "off-road" diesel, meaning that it does not meet the regulations for road travel, but is usable in all off-road diesel equipment.

3. The fractionater column "bottoms" are made up of residuum and unconverted gas oil. The gas oil is separated from the residuum in a vacuum flash separator in which the gas oil is

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     vaporized. The residuum, which remains a liquid, is cooled in an air cooler and then routed to product storage to be marketed principally to asphalt companies. The gas oil vapor is condensed in an air cooler and recycled to the front end of the process where it is combined with the fresh feed oil. This recycling maximizes process efficiency and enables complete conversion of the oil into the various by products.

Development Subsidiary: Project Development Industries, LLC ("PDI").

     In August, 1999, The Company acquired PDI, a wholly owned subsidiary as a Colorado limited liability company, who is a development firm located at 555 Zang Street, Suite 302, Lakewood, Colorado, 80228.

     PDI is a full services development company which includes engineering, design, procurement, fabrication and installation services. The core staff generally ranges between 25 and 30 employees including 6 engineers (depending on the contracted work). The remaining employees are designers, estimating & installation personnel, staff, management and supervisory personnel. PDI specializes in processing, compression, storage and transportation facilities for the oil refining/natural gas, pipeline, chemical, mineral, and power generation industries. Their experience includes block mounted, skid mounted, and offshore facilities, and compliance with environmental and regulatory requirements of OSHA, PSM, HAZOP, Clear Air Act, environmental assessments and permitting. Grayson M. Evans is the CEO and President of PDI.

     The purchase was consummated with 3,500,000 shares of common stock and a contingent promissory note in the amount of $6,000,000 payable $2,000,000 each year commencing in March of 2001, provided that the annual payment is reduced by the percentage that PDI does not generate $600,000 in profits for the preceding 12 months. The overall purchase price is reduced by the percentage that PDI fails to generate profits of $1,800,000 during the preceding 36 months on the due date of the third anniversary payment. Because the note payable is contingent it has not been recorded in the financial statement.

Item 2. Management's Discussion and Analysis or Plan of Operation

     Management's present plan is to (i) complete the testing of the processing plant and continue operating the processing plant and the used oil gathering system as a Research and Development facility, and (ii) immediately commence marketing and fabricating additional processing plants to lease and license to users nationally and internationally. At such time as a commitment is made for a processing plant, PDI will supervise essentially all of the preliminary site work, design, fabrication, installation of the plant, and supervision of the personnel who will be responsible for operating the plant.

     Operations as of year end May 31, 1998, reflected sales of used oil and services of approximately $280,000 against a cost of sales of approximately $545,000, and a total loss for the year of $1,040,340. when all other expenses associated with refitting the processing plant

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were included. By year end May 31, 1999, Management was able to increase revenues to approximately $319,000, and decrease the cost of sales, so that there was a gross margin from operations of approximately $51,000. When all other expenses were considered, including the work on the processing plant, the total loss for the Company was approximately $439,000 at year end May 31, 1999. At such time as the Company begins marketing the plant petroleum products, its revenues will substantially increase and Management anticipates the plant operations will be profitable. Operations for the seven months ended December 31, 1999, reflected revenues of $287,094, with a cost of sales of $266,087 for a gross margin from operations of approximately $21,007. When all other expenses were considered, including the training of plant operators and work on the processing plant, the total loss from operations was $345,160.

     The design estimates of the processing plant are that the plant will process approximately 460,000 gallons of feed oil per month, and will result in approximately 345,000 gallons of petroleum product including an estimated 210,000 gallons of "off-road" diesel), 94,500 gallons of naphtha (gasoline), and 45,500 gallons of residuum (asphalt additives, burner fuel, etc.). The market price of such products fluctuates during the year, and is dependent on many factors beyond the control of Management. Based on a projected per gallon average of $0.759 for diesel, $0.871 for gasoline, and $0.19 for residuum (presently the Company is receiving $1.01/g for diesel and $1.11 for gasoline), the revenues are estimated at $246,376 per month. The cost of feed oil and operation of the plant are estimated at $129,480 which results in a projected monthly gross profit of approximately $116,896. The foregoing production estimates are design estimates only and the projected sales revenues are only present estimates of future market values, and Management cannot assure that the actual results will meet, fall below, or exceed the design estimates and market projections.

     If design estimates are attained in the operation of the process plant, and projected revenues are realized, even though profitable, it becomes obvious that the operation of the present R& D pilot plant will not generate sufficient profit by itself to absorb the investment and losses since the inception of the Company, and that only through the sale of additional processing plants will there be sufficient profits to generate a significant return to investors in the Company. Management is of the opinion that if the process plant approaches the design estimates in actual operation, there will be sufficient sales and leases of the process plants to generate the profits required to realize a profitable return to investors.

     Losses through December of 1999, are at an increased rate over the year ended May 31, 1999, as a result of the additional expense in finalizing all preparations for start-up of the plant and the training of personnel. Management does not expect that revenues from the operation of the process plant will result in a profit through the first half of fiscal year 2000. However, if the plant is successful in meeting its design objectives, Management anticipates that revenues from sales and leases of the plants and technology will result in a profit by the end of the fiscal year December 31, 2000

     The financial success and potential of the Company is tied to fabricating and marketing additional processing plants from which the Company will receive

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lease and licensing fees and revenues. In response to requests from potential users of a processing plant, Management has prepared and published an estimated price list which quotes a price of $6,557,610 for a domestic Model 600 Unit and $7,242,242 for the domestic Model 1600. The Design Flow Rate is 365 BPD, for the Model 600, and 914 BPD for the Model 1600. Prices for the same units in foreign countries are priced approximately 13% higher. Several companies have responded to the announcement of the processing plant operation, and prospective purchasers will be invited to see the pilot plant commencing in February of 2000.

     The principal risks which Management presently recognizes are (i) whether or not the processing plant will operate at design capacity, which should be determined by mid calendar year 2000, (ii) whether or not there are inherent mechanical problems in the plant that may affect production, (iii) whether or not the product from the processing plant will be marketed at the estimated prices in order to make the plant profitable and (iv) whether or not the processing plant will be marketed at the announced prices. Management is of the present opinion that the processing plant will operate at full capacity, that if there are any mechanical problems, they will be temporary in nature, and that there exists sufficient demand so that production from the plant will be marketed to customers at market rates. Based on comments made by entities who are being invited to view the operation of the processing plant, Management is optimistic that deposits will be received by the end of the second fiscal quarter for at least two processing plants.

Item 3. Description of Property

     The Company's administrative offices, oil gathering headquarters, tank farm and processing plant including ancillary structures, are located on Company owned property at 2801 Brandt Avenue, Nampa, Idaho, 83687. Nampa is located about 16 miles West of Boise, Idaho.

     In stock recapitalization transactions the Company acquired the property, buildings and other improvements, tank farm, vacuum tank trucks, office facilities and waste oil processing plant from predecessor companies who originally purchased the bare ground and constructed all of the improvements, tank farm, processing plant, and all ancillary buildings and improvements.

     The properties include:

     a. The real property consists of 6.09 acres of industrial zoned property in three industrial lots, with all of the improvements constructed and presently contained on two of the lots, and the other is unimproved. There presently remains a purchase money deed of trust in the amount of $85,677 due the Nampa Industrial Corporation.

     b. The administration building includes approximately 3300 square feet with approximately 1800 square feet of office space on two floors, and approximately 1400 square feet of shop and warehouse area for storage and inventory of parts

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          and equipment.

     c. The tank farm consists of a concrete floor area and retaining walls to control any spillage, and now has 25 metal storage tanks, together with piping, pumps and controls for circulating the contents of the tanks. The present storage area of the tanks is approximately 477,769 gallons and will be used to contain and store used oil, water, diesel, naphtha, and residuum.

     d. The processing plant is the Company's Model 600, which has a design flow rate of approximately 365 BPD (approximately 15,370 gallons per day), and is known in the industry as a "thermal cracking vacuum distillation process plant".

     e. The Company's rolling stock (trucks and trailers) consists of four 10-wheeler vacuum trucks, two transport trucks and trailers, one dump truck and one cargo truck.

     f. The Company has under lease 5 additional storage tanks located in different parts of the service area to facilitate the gathering and storing of waste oil. Four of the tank leases are on a month to month rental, and the fifth is under a one year extension which expires in October of 2000. The monthly cost of such tanks is $2,475.

EOPT currently employs 26 full time employees consisting of management, plant operators, truck drivers, and office personnel.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth information, effective upon the exchange of all of the outstanding stock of EOPT, regarding shares of common stock of TMI beneficially owned by (i) each director of the Company, (ii) all officers and directors as a group, and (iii) each person known by the Company to beneficially own 5% or more of the outstanding shares of the Company's common stock.

Name and Address              Amount & Nature
of Beneficial Owner           of Benef. Owner      Catagory             Percent
-------------------           ---------------      --------             -------

Grayson Evans                 3,500,000            Director             10%
555 Zang St, Suite, #302
Lakewood, CO 80228

N. Tod Tripple                6,294,348            Director, Officer    18%
2801 Brandt Ave.
Nampa, Idaho 83687

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Leo B. (Tony) Tripple         5,722,661            Director             16%
2801 Brandt Ave.
Nampa, Idaho 83687


Officers and Directors        15,517,009                                44%
as a Group


Item 5. Directors, Executive Officers, Promoters and Control Persons.

        Name                Age           Position                  Date Appointed
        -----               ---           --------                  --------------
Norvin T. (Tod) Tripple             Director, President and CEO     February 14, 2000
Leo B. (Tony) Tripple               Director  and Vice Pres.        February 14, 2000
Marilyn J. Tripple                  Director and Secretary          February 14, 2000
Grayson M. Evans                    Director                        February 14, 2000

The directors of the Company are elected to serve until the next annual shareholder's meeting or until their respective successors are elected and qualified. Officers of the Company hold office until the meeting of the Board of Directors after the next annual shareholders's meeting or until removal by the Board of Directors. There are no arrangements or understandings among the Officers and Directors pursuant to which any of them were elected as Officers and Directors.

Family Relationships:

     Tod Tripple and Marilyn Tripple are husband and wife, and Tod Tripple and Tony Tripple are brothers.

Business Experience of Officers and Directors:

     Norvin T. (Tod) Tripple. Mr. Tod Tripple has been in senior management of the Company and its predecessors since the latter part of 1994, and has been the President and CEO of the Company and it immediate predecessor since December 1997. He was Idaho Division Sales Manager for Harbor Oil of Portland from 1992-1994, and President of Touch Technologies, Inc. from 1984-1992.

     Leo B. (Tony) Tripple. Mr. Tony Tripple is Vice President and CFO of the Company and its predecessor effective September of 1999. He was comptroller of Graphic Arts Publishing of Boise from January 1999 to September 1999. He had a leave of absence for illness from November 1994 to January of 1999. Mr. Tripple served as President and CEO of predecessor Environmental Oil Services Company, LLC from December 1993 to November 1994, and was President of Harbor Oil Co. in Portland from January 1992 to February 1993. Mr. Tripple is a Certified Public Accountant, and graduated from BYU with a BS degree in 1965.

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     Marilyn J. Tripple. Mrs. Tripple has served as Office Manager and Executive
Secretary for the Company and its predecessors since inception in 1994. Previously she was Office Manager and Secretary for Rangen's, Buhl, Idaho 1993-1994, and for H & A Land & Cattle, Inc., of Dietrich, Idaho from 1988
-1993.

     Grayson M. Evans. Mr. Evans is the Founder, President, and primary owner of Project Development Industries, LLC (PDI) since September of 1993. He was Vice President of Engr & Des. For BEI Engineers/Constructors from 1989 - 1992, and Founder, President and Owner of GE Designs, Inc. from 1984 - 1989. Mr. Evans has extensive experience since 1967 in engineering, design, fabrication and construction of oil and gas related facilities and projects including offshore platforms and other production facilities. His responsibilities included overseeing projects and the supervision at times of over 100 employees. PDI specializes in new, modified and refurbished skidded hydrocarbon processing facilities for applications in both the USA and foreign markets. PDI utilizes computer engineering and Auto-Cad computer drafting capabilities in all disciplines.

Item 6. Executive Compensation.

     The financial statements do not reflect any executive compensation for N. Tod Tripple for the fiscal year ended December 31, 1999, nor is there any executive compensation established for the current year for Mr. Tripple. There has been cash flow to Mr. Tripple, as required for personal living expenses, and for payment on personal vehicles in the form of repayment of loans made by Mr. Tripple to the Company. There was paid to Mr. Tripple in repayment of loans the sum of $36,000 for the seven months ended December 31, 1999, and $64,561 for the twelve months ended December 31, 1999.

EOPT did not pay any other executive compensation for the year ended December 31, 1999.

     There is no agreement for the payment of any salary or compensation at this time for the directors of EOPT, or for the executive officers or directors of TMI Holding, Inc. However, the Company anticipates that any out of pocket expenses of directors will be paid, and that directors who are not employed by either the Company or TMI Holding will receive compensation for attendance and other duties performed as directors.

Item 7. Certain Relationships and Related Transactions.

     Management is not aware of any material transaction, or a proposed transaction, to which the Registrant was or is to be a party, in which any director, executive officer, nominee for directorship, security-holder or immediate family member had a direct or indirect material interest as defined by Rule 404 of Regulation S-B, except for the transaction between Environmental Oil Processing Technology, Inc. and Grayson Evans in which EOPT acquired PDI as described in the paragraph entitled "Development Subsidiary: Project Development Industries, LLC ("PDI")" at page 6.

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Item 8. Description of Securities, including dividend, voting and preemptive rights.

     TMI Holding Corporation presently has one class of capital stock authorized consisting of 100,000,000 shares of voting Common stock, without par value, as amended on February 7, 2000.

     Effective upon the closing of the agreed exchange of stock with EOPT, there will be issued and outstanding approximately 34,989,558 shares of TMI Common Stock.

     The holders of the Company's Common Stock are entitled to one vote per share on each matter submitted to vote at any meeting of shareholders. The shares of Common Stock do not carry cumulative voting rights in the election of Directors.

     Shareholders of the Company have no pre-emptive rights to acquire additional shares of Common Stock or other securities. The Common Stock is not subject to redemption rights and carries no subscription or conversions rights. In the event of liquidation of the Company, the share of Common Stock are entitled to share equally in corporate assets after satisfaction of all liabilities. All shares of the Common Stock now outstanding are fully paid for and non- assessable.

Dividends:

Holders of Common Stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The Company has never paid a dividend, and the present focus of Management is for growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

Holders of Common Stock:

     The number of holders of record of the Company's Common Stock upon the consummation of the agreed stock exchange with EOPT stockholders will be approximately 4,785, as reported by the Company's transfer agent.

Fiscal Year End:

The Company's fiscal year is December 31.

Transfer Agent:

     The Company's transfer agent is American Registrar & Transfer Co., 342 900 South, Salt Lake City, UT 84111, P.O. Box 1798, Salt Lake City, UT 84111, Phone
(801) 363-9065, Fax 801-363-9066.

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Reports to Shareholders:

     The Company intends to furnish its shareholders with annual reports containing audited financial statements as soon as practicable at the end of each fiscal year. In addition, the Company may, in its discretion, distribute quarterly reports containing unaudited financial statements for each of the first three quarters of each fiscal year.


                                  PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

        There presently is no market for the Common Stock.

Item 2. Legal Proceedings.

     Neither the Registrant nor any of its subsidiaries is involved in legal proceedings that would have a material adverse effect on the Registrant's financial condition or results from operations.

Item 3. Changes in and Disagreements with Accountants.

     There has not been any disagreement with accountants for the Company or its subsidiaries, however, the Company has changed accountants of the subsidiaries so that the accountant for the Company will also be the accountant for the subsidiaries.

Item 4. Recent Sales of Unregistered Securities.

     Registrant has agreed to issue 32,200,000 shares of its common stock to acquire all of the issued and outstanding common stock of Environmental Oil Processing Technology, Inc. (EOPT) pursuant to an Agreement and Plan of Reorganization effective February 7, 2000. As of April 10, 2000, there has been issued 32,004,050 TMI shares for EOPT shares. Registrant expects to issue all of the agreed shares under the terms of the Agreement and Plan or Reorganization. According to the audited consolidated statement of December 31, 1999, the stockholder's equity is $3,746,958.

     On or about February 7, 2000, Registrant issued or agreed to issue 26,464,009 shares of its Common Stock in a private placement, exempt from registration under Paragraph 4(2) of the Securities Act of 1933, to 19 beneficial owners of EOPT stock in exchange for 82% of the outstanding stock of Environmental Oil Processing Technology, Inc. under the terms of an Agreement and Plan of Reorganization intended to qualify as a non-tax recognition transaction under the provisions of the Internal Revenue Code ss.ss.354 and 368, as amended.

     On or about February 7, 2000, Registrant agreed to issue 5,735,991 shares of its Common Stock under an exemption from registration allowed by Regulation D, Rule 504, to shareholders in exchange for 18% of the outstanding stock of Environmental Oil Processing Technology, Inc. which shareholders also entered into the Agreement and Plan of Reorganization intended to qualify as a non-tax recognition transaction.

     There was no underwriter involved in any of the foregoing transactions, and all of the stock issued in both transactions was restricted as that term is defined in Rule 144, and all certificates for stock bears a legend to that effect. The consideration received for the stock issued under Rule 504 was less than $1,000,000.

Item 5. Indemnification of Directors and Officers.

     The Company and its affiliates may not be liable to its shareholders for errors in judgment or other acts or omissions not amounting to intentional misconduct, fraud or a knowing violation of the law, since provisions have been made in the Articles of Incorporation and By Laws limiting such liability. The Articles of Incorporation and By Laws also provide for indemnification of the officers and directors of the Company in most cases for any liability suffered by them or arising out of their activities as officers and directors of the Company if they were not engage in intentional misconduct, fraud or a knowing violation of the law.

     Insofar as indemnification for liabilities arising under the federal securities laws may be permitted to directors and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the law and is, therefore, unenforceable. In the event a demand for indemnification is made, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the law and will be governed by the final adjudication of such issue.

                                    PART F/S

     Included herewith is the audited consolidated statement of TMI Holding, Inc. as of December 31, 1999.

                                    PART III

Item 1. Index to Exhibits

     The exhibits listed and described below in Item 2 are filed as part of this Registration Statement.

Item 2. Description of Exhibits

     Exhibit 2. Charter, Charter Amendments and By Laws.


                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TMI Holding Corporation.
                                              (Registrant)


Date: April __, 2000                      By /s/
                                             -----------------------------------
                                                  N. Tod Tripple, President

                             TMI HOLDING CORPORATION
                                AND SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

                                 C O N T E N T S



Independent Auditors' Report.................................................  3

Consolidated Balance Sheets..................................................  4

Consolidated Statements of Operations........................................  6

Consolidated Statements of Stockholders' Equity..............................  7

Consolidated Statements of Cash Flows........................................  8

Notes to Consolidated Financial Statements................................... 10

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
TMI Holding Corporation and Subsidiaries
Nampa, Idaho

We have audited the accompanying consolidated balance sheets of TMI Holding Corporation and Subsidiaries as of December 31, 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for the seven months ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TMI Holding Corporation and Subsidiaries as of December 31, 1999 and the consolidated results of their operations and their cash flows for the seven months ended December 31, 1999 in conformity with generally accepted accounting principles.




Jones, Jensen & Company
Salt Lake City, Utah
March 30, 2000

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                                 Balance Sheets


                                     ASSETS

                                                     December 31,      May 31,
                                                        1999            1999
                                                     -----------    ------------

CURRENT ASSETS

   Cash                                              $   193,007    $   371,365
   Trade accounts receivable, less allowance for
     for doubtful accounts of $23,000 and $10,000,
     respectively                                        404,056         47,937
   Inventories                                             6,464         19,674
   Other current assets                                    9,541            190
                                                     -----------    -----------

     Total Current Assets                                613,068        439,166
                                                     -----------    -----------

PROPERTY, PLANT AND EQUIPMENT                          2,204,153      1,755,588
Less accumulated depreciation                           (198,954)       (22,467)
                                                     -----------    -----------

     Property, Plant and Equipment, Net                2,005,199      1,733,121
                                                     -----------    -----------

OTHER ASSETS

   Goodwill, net                                       3,284,912           --
                                                     -----------    -----------

     Total Other Assets                                3,284,912           --
                                                     -----------    -----------

     TOTAL ASSETS                                    $ 5,903,179    $ 2,172,287
                                                     ===========    ===========



The accompanying notes are an integral part of these consolidated financial statements.

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                           Balance Sheets (Continued)


                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                   December 31,      May 31,
                                                       1999           1999
                                                   -----------    -----------

CURRENT LIABILITIES

   Current portion of notes payable                $    45,659    $    45,659
   Accounts payable                                    256,206        392,565
   Accrued expenses                                    443,654        383,035
   Line of credit                                      400,000           --
   Notes payable - related parties                     239,838           --
   Deferred revenue                                     21,457           --
                                                   -----------    -----------

     Total Current Liabilities                       1,406,814        821,259
                                                   -----------    -----------

LONG TERM DEBT

   Notes payable - related parties                     650,000           --
   Notes payable                                        99,407        111,552
                                                   -----------    -----------

     Total Long-Term Debt                              749,407        111,552
                                                   -----------    -----------

       Total Liabilities                             2,156,221        932,811
                                                   -----------    -----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

   Common stock, $0.05 par value; 50,000,000
    shares authorized; 34,841,935 and 27,802,875
    shares issued and outstanding, respectively      1,742,097      1,390,144
   Additional paid-in capital                        9,701,180      1,328,469
   Stock subscription receivable                      (400,000)          --
   Accumulated deficit                              (7,296,319)    (1,479,137)
                                                   -----------    -----------

     Total Stockholders' Equity                      3,746,958      1,239,476
                                                   -----------    -----------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    $ 5,903,179    $ 2,172,287
                                                   ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Operations


                                     For the
                                   Seven Months          For the Years Ended
                                      Ended                   May 31,
                                   December 31,    ----------------------------
                                        1999            1999            1998
                                   ------------    ------------    ------------

NET SALES                          $  1,704,092    $    318,588    $    279,075

COST OF GOODS SOLD                       17,265         267,749         824,017
                                   ------------    ------------    ------------

GROSS MARGIN                          1,686,827          50,839        (544,942)

SELLING, GENERAL AND
 ADMINISTRATIVE EXPENSES              7,426,351         419,959         429,347
                                   ------------    ------------    ------------

LOSS FROM OPERATIONS                 (5,739,524)       (369,120)       (974,289)
                                   ------------    ------------    ------------

OTHER INCOME (EXPENSE)

   Interest expense                     (83,602)        (69,677)        (66,051)
   Interest income                        5,944            --              --
                                   ------------    ------------    ------------

     Total Other Income (Expense)       (77,658)        (69,677)        (66,051)
                                   ------------    ------------    ------------

INCOME TAX EXPENSE                         --              --              --
                                   ------------    ------------    ------------

NET LOSS                           $ (5,817,182)   $   (438,797)   $ (1,040,340)
                                   ============    ============    ============

BASIC LOSS PER COMMON SHARE        $      (0.20)   $      (0.02)   $      (0.08)
                                   ============    ============    ============

WEIGHTED AVERAGE SHARES
 OUTSTANDING                         29,600,169      20,500,282      13,197,688
                                   ============    ============    ============


The accompanying notes are an integral part of these consolidated financial statements.

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                 Consolidated Statements of Stockholders' Equity


                                                 Common Stock           Additional       Stock
                                          --------------------------      Paid-In     Subscription   Accumulated      Stockholders'
                                             Shares         Amount        Capital      Receivable       Deficit         Equity
                                          -----------    -----------    -----------    -----------    -----------    -----------

Balance, June 1, 1997                      13,197,688    $   659,884    $ 1,199,089    $      --      $      --      $ 1,858,973

Net loss for the year ended
 May 31, 1998                                    --             --             --             --       (1,040,340)    (1,040,340)
                                          -----------    -----------    -----------    -----------    -----------    -----------

Balance,
 May 31, 1998                              13,197,688        659,884      1,199,089           --       (1,040,340)       818,633

Forgiveness of note payable
 as contribution of capital                      --             --          487,077           --             --          487,077

Common stock issued
 for cash                                  14,605,187        730,259       (357,696)          --             --          372,563

Net loss for the year ended
 May 31, 1999                                    --             --             --             --         (438,797)      (438,797)
                                          -----------    -----------    -----------    -----------    -----------    -----------

Balance,
 May 31, 1999                              27,802,875      1,390,143      1,328,470           --       (1,479,137)     1,239,476

Purchase of subsidiary                      3,500,000        175,000      3,325,000           --             --        3,500,000

Common stock issued
 for cash                                   1,202,810         60,141        969,059       (400,000)          --          629,200

Common stock issued
 for services                               3,996,064        199,802      3,796,262           --             --        3,996,064

Common stock issued
 for debt                                       4,000            200          3,800           --             --            4,000

Common stock issued
 for equipment                                212,500         10,625        201,875           --             --          212,500

Common stock returned and
 canceled by officer                       (4,676,314)      (233,814)       233,814           --             --             --

Common stock issued in
 recapitalization                           2,800,000        140,000       (140,000)          --             --             --

Stock offering costs                             --             --          (17,100)          --             --          (17,100)

Net loss for the
 seven months ended
 December 31, 1999                               --             --             --             --       (5,817,182)    (5,817,182)
                                          -----------    -----------    -----------    -----------    -----------    -----------

Balances,
 December 31, 1999                         34,841,935    $ 1,742,097    $ 9,701,180    $  (400,000)   $(7,296,319)   $ 3,746,958
                                          ===========    ===========    ===========    ===========    ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows


                                                           For the
                                                          Seven Months      For the Years Ended
                                                            Ended                 May 31,
                                                          December 31,   --------------------------
                                                              1999           1999           1998
                                                          -----------    -----------    -----------

CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                               $(5,817,182)   $  (438,797)   $(1,040,320)
   Adjustments to reconcile net loss to net cash
     used by operating activities:
     Depreciation and amortization                            329,081         12,847          9,620
     Common stock issued for services                       3,996,064           --             --
   Changes in operating assets and liabilities:
     Accounts receivable                                       89,158        (12,934)       (34,963)
     Inventories                                               18,545         (4,365)        24,691
     Other assets                                               3,080         (2,276)         2,086
     Accounts payable and accrued expenses                   (202,472)        23,431        623,794
                                                          -----------    -----------    -----------

       Net Cash (Used) by Operating Activities             (1,583,726)      (422,094)      (415,092)
                                                          -----------    -----------    -----------

CASH FLOWS USED IN INVESTING ACTIVITIES

   Cash received in purchase of subsidiary                    204,850           --             --
   Capital expenditures                                       (90,149)       (15,867)       (67,099)
                                                          -----------    -----------    -----------

       Net Cash Provided (Used) by Investing Activities       114,701        (15,867)       (67,099)
                                                          -----------    -----------    -----------

CASH FLOWS FROM FINANCING ACTIVITIES

   Payments of stock offering costs                           (17,100)          --             --
   Issuance of common stock                                   629,200        859,640           --
   Borrowings from Company officer                            239,838           --          487,077
   Payments on long-term debt                                 438,729        (50,314)        (4,886)
                                                          -----------    -----------    -----------

       Net Cash Provided by Financing Activities            1,290,667        809,326        482,191
                                                          -----------    -----------    -----------

NET INCREASE IN CASH AND CASH
 EQUIVALENTS                                                 (178,358)       371,365           --

CASH AND CASH EQUIVALENTS,
 BEGINNING OF PERIOD                                          371,365           --             --
                                                          -----------    -----------    -----------

CASH AND EQUIVALENTS, END OF PERIOD                       $   193,007    $   371,365    $      --
                                                          ===========    ===========    ===========


The accompanying notes are an integral part of these consolidated financial statements.

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)


                                        For the
                                      Seven Months     For the Years Ended
                                         Ended                May 31,
                                       December 31,    --------------------
                                          1999            1999       1998
                                       ---------       ---------   --------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION:

   Cash paid for interest              $  50,157       $   3,732   $133,783
   Cash paid for taxes                 $    --         $    --     $   --

SUPPLEMENTAL DISCLOSURE OF
 NON-CASH FINANCING ACTIVITIES:

Year ended December 31, 1999:

     The President of the Company forgave a $487,077 note payable to him as a contribution of capital to the Company.

Seven months ended December 31, 1999:

     Purchase of subsidiary for common stock valued at $3,500,000. Common stock issued for debt valued at $4,000.
     Common stock issued for equipment valued at $212,500.


The accompanying notes are an integral part of these consolidated financial statements.

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   Business Description

     TMI Holding Corporation (the Company) was incorporated in the State of Utah on December 21, 1999 for the purpose of holding records and documents relating to a specific oil and gas project.

     Environment Oil Processing Technology, Inc. (EOPTI) is a reseller of waste oil products. The Company's customer base is in Idaho, Washington and Oregon. The Company is in the final stages of assembly and testing of a waste oil re-refinery plant to produce naphtha and diesel fuel and other petroleum products from waste oil.

     Project Development Industries, LLC (PDI) was formed and began operations in September 1993 as Project Development, Inc. At January 1, 1995, PDI was reorganized as an LLC. The Company performs professional engineering, design, procurement, fabrication and installation services. Services are provided to the oil refining, natural gas, pipeline, chemical, minerals, and power generation industries.

     On February 7, 2000, TMI Holding Corporation and Environmental Oil Processing Technology, Inc. completed an Agreement and Plan of Reorganization whereby the Company issued 32,041,935 shares of its common stock in exchange for all of the outstanding common stock of EOPTI. Immediately prior to the Agreement and Plan of Reorganization, the Company had 2,800,000 shares of common stock issued and outstanding.

     The acquisition was accounted for as a recapitalization of EOPTI because the shareholders of EOPTI control the Company after the acquisition. Therefore, EOPTI is treated as the acquiring entity. There was no adjustment to the carrying value of the assets or liabilities of EOPTI in the exchange. The Company is the acquiring entity for legal purposes and EOPTI is the surviving entity for accounting purposes. Accordingly, the historical financial statements of EOPTI are presented as those of the Company. The Company has adapted a December 31, year end.

     b.   Merger

     In August 1999, EOPTI acquired substantially all of the assets and liabilities of PDI in exchange for 3,500,000 shares of the Company's common stock. All of the PDI shareholders became shareholders in EOPTI. The acquisiton was accounted for as a purchase. These financial statements include the operations of EOPTI from the effective date of the purchase of March 31, 1999. The assets and liabilities of PDI are recorded at their fair value with the excess recorded as goodwill.

     c.   Pervasiveness of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     d.   Concentration of Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its temporary cash investments in reputable financial institutions. At December 31, 1999, the Company had $12,582 on deposit with one financial institution in excess of the amounts insured by the FDIC.

     The Company routinely assesses the financial strength of its customers. The Company normally does not require prepayments to support customer orders. At December 31, 1999, two customers accounted for 35% and 14%, respectively, of total receivables.

     e.   Significant Customer

     During the seven months ended December 31, 1999 and the year ended May 31, 1999, one customer accounted for more than 10% of the Company's net sales.

     f.   Operating Segment Information

     For the seven months ended December 31, 1999 the Company operated in two industry segments, (1) waste oil products at the Company's headquarters in Nampa, Idaho, and (2) petroleum engineering services at the Company's offices in Denver, Colorado. For the years ended May 31, 1999 and 1998 all of the Company's operations were in one waste oil products industry.


                                            For the
                                          Seven Months
                                             Ended                                             Corporate
                                          December 31,                  PDI          EOPTI    Unallocated          Total
                                          ------------          -----------    -----------    -----------    -----------

Net Sales                                     1999              $ 1,422,703    $   281,389    $      --      $ 1,704,092

Operating income (loss)
  Applicable to industry                      1999                 (206,060)    (5,532,697)          (767)    (5,739,524)


General corporate                             1999                     --             --              767            767

Other Income (Expense)                        1999                  (54,501)       (23,157)          --          (77,658)

Operating Assets                              1999                3,758,007      2,144,772            400      5,903,179

     g.   Property, Plant and Equipment

     Property, plant and equipment are stated at cost. The refinery facility is stated at fair market value as of the date that it was acquired by EOS, Inc. (June 1998), based upon an independent third party appraisal. Additions to the refinery facility after June 1998 are stated at cost. Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     h.   Revenue Recognition

     The Company records oil and gas revenue upon shipment. The Company recognizes engineering revenues upon completion of the services.

     i.   Fair Value of Financial Instruments

     Based on borrowing rates currently available to the Company for bank loans with similar terms and maturities, the fair value of the Company's long-term debt approximates the carrying value. Furthermore, the carrying value of all other financial instruments potentially subject to valuation risk (principally consisting of accounts receivable and accounts payable) also approximates fair value.

     j.   Basic Loss Per Share

     The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" that established standards for the computation, presentation and disclosure of earnings per share ("EPS"), replacing the presentation of Primary EPS with a presentation of Basic EPS. It also requires dual presentation of Basic EPS and Diluted EPS on the face of the income statement for entities with complex capital structures. Basic EPS is based on the weighted average number of common shares outstanding during the period, which totaled 20,500,282 and 13,197,688 for the years ended May 31, 1999 and 1998, respectively and 29,600,169 for the seven months ended December 31, 1999. The Company did not present diluted EPS, as the Company does not have any potentially dilutive instruments outstanding.

     k.   Goodwill

     The excess of the purchase price over the fair value of the assets and liabilities acquired in the purchase of PDI of $3,551,256 has been recorded as goodwill.

     The goodwill is amortized using the straight-line method over 10 years. Amortization expense was $266,344 for the nine months ended December 31, 1999.

     l.   Principles of Consolidation

     The consolidated financial statements include those of TMI Holding Corporation and its wholly-owned subsidiaries. PDI is a wholly-owned subsidiary of EOPTI and EOPTI is a wholly-owned subsidiary of TMI Holding Corporation. All significant intercompany accounts and transactions have been eliminated.

NOTE 2 - INVENTORIES

     Inventories at May 31, 1999 consist of unrefined waste oil products.

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consist of:

                                     December 31,      May 31,
                                         1999           1999
                                     -----------    -----------

     Office equipment                $   147,046    $      --
     Construction-in-Progress                343           --
     Refinery equipment                1,628,193      1,362,017
     Vehicles                             71,949         36,949
     Land                                246,622        246,622
     Buildings                           110,000        110,000
                                     -----------    -----------

     Total property and equipment      2,204,153      1,755,588
     Less accumulated depreciation      (198,954)       (22,467)
                                     -----------    -----------

     Property and equipment, net     $ 2,005,199    $ 1,733,121
                                     ===========    ===========

     The estimated useful lives used to depreciate property and equipment are as follows:

                           Office equipment               5-7 years
                           Vehicles and equipment         10 Years
                           Buildings                      20 Years

     The Company recorded depreciation expense of $62,737 for the seven months ended December 31, 1999 and $12,847 and $9,620 for the years ended May 31, 1999 and 1998, respectively.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

     Operating Leases

     The Company leases various oil storage tanks in Idaho and Washington under five operating lease agreements.

     Four of the five leases are month-to-month requiring 30 days cancellation notice by either party. The four agreements require monthly payments totaling $2,125.

     The fifth lease agreement expires in October 1999 and requires monthly payments of $350. The agreement provides for a one-year option to renew.

     Total lease expense under these agreements was $29,700 and $28,315 for the years ended May 31, 1999 and 1998, respectively and $20,606 for the seven months ended December 31, 1999.

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

NOTE 4 - COMMITMENTS AND CONTINGENCIES (Continued)

     PDI leases office space under the terms of an agreement extending to August 31, 2003. Rental expense for the years ended December 31, 1999, and December 31, 1998, was $94,860 and $94,396, respectively. The Company is committed to future minimum lease payments are as follows:

     Year ending December 31, 2000                     $  101,994
     Year ending December 31, 2001                        105,975
     Year ending December 31, 2002                        110,452
     Eight months ending August 31, 2003                   75,625
                                                       ----------

                                                       $  394,046
                                                       ==========

     The lease also provides for early termination, at the Company's option, at the third and fourth anniversaries of the contract. The lease may be terminated by the lessor in the event of bankruptcy of the Company.

     Litigation

     The Company is a defendant in several lawsuits, none of which are believed to be material to the financial statements.

     Retirement Benefits

     PDI maintains a participatory profit sharing plan under the rules of Internal Revenue Code section 401 (k). There have been no Company contributions for the period ended December 31, 1999.

NOTE 5 - NOTES PAYABLE

     The line of credit at December 31, 1999 represents a $400,000 revolving line of credit with a bank. This line of credit is collateralized by the assets of the corporation and carries a variable interest rate of 1% over the Wall Street Journal prime rate. The interest rate at December 31, 1999, was 9.5%. The terms of the revolving line of credit required payment of the outstanding balance plus accrued interest on September 26, 2000.

     Notes payable at December 31, 1999 consists of various notes of finance companies, payable in monthly installments aggregating
      $4,405, plus interest at rates ranging from 8.5% to 27.9%,
      payable in full at various dates through December 2006.         $  145,066
                                                                      ==========

     Minimum required principal payments on long-term debt as of May 31, 1999 are as follows:

                  2000                                                $   45,659
                  2001                                                    37,333
                  2002                                                    11,300
                  2003                                                    12,100
                  2004                                                    12,957
                  Thereafter                                              25,717
                                                                      ----------

                  Total                                               $  145,066
                                                                      ==========

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements


NOTE 6 - INCOME TAXES

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 1999 is substantially composed of the Company's net operating loss carryforward, for which the Company has made a full valuation allowance.

     The valuation allowance increased approximately $2,100,000 in the seven months ended December 31,1999, representing primarily net taxable loss in that year. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

     At December 31, 1999, the Company had net operating loss carryforwards for Federal tax purposes of approximately $6,824,000 which is available to offset future taxable income, if any, through 2019. State income and franchise taxes are immaterial and are included in selling, general and administrative expenses in the accompanying statement of operations.

NOTE 7 - MANAGEMENT PLANS

     The Company has started to market completed waste oil refineries to be delivered in the year 2000. Management expects that the forecasted higher sales and cash flow from operations will be adequate to finance the 2000 cash flow requirements. If successful, the Company plans to borrow from institutional investors. Management has developed contingency plans which include but are not limited to, private stock placements to accredited investors.

NOTE 8 - NOTES PAYABLE - RELATED PARTIES

     At December 31, 1999, PDI, has an unsecured note payable to an officer of $237,838 which is due upon demand and bears interest at 10% per annum. The Company has accrued interest payable of $11,992 at December 31, 1999.

     At December 31, 1999 EOPTI has an unsecured note payable of $600,000 due to an officer. The note is due on December 31, 2001. The interest on the note payable has been paid to December 31, 1999.

                    TMI HOLDING CORPORATION AND SUBSIDIARIES
                 Notes to the Consolidated Financial Statements

NOTE 9 - PURCHASE OF PROJECT DEVELOPMENT INDUSTRIES, LLC

     Effective March 31, 1999, the Company acquired all of the outstanding stock of Project Development Industries, LLC ("PDI") in exchange for 3,500,000 shares of the Company's common stock and a contingent promissory note for $6,000,000. PDI performs professional engineering, design, procurement, fabrication and installation services to the oil refinery, natural gas, pipeline, chemical, minerals and power generation industries.

     The promissory note is to be paid based upon earnings by PDI. PDI recorded a loss for the period from April 1, 1999 to December 31, 1999 and the Company agreed to defer the implementation of the contingency until the year 2000.

                          PROFORMA FINANCIAL STATEMENT


                                                                          Proforma
                                           TMI Holding                   Adjustments
                                           Corporation                     Increase      Proforma
                                          and Subsidiary       PDI       (Decrease)    Consolidated
                                          --------------       ---       ----------    ------------

REVENUES                                   $ 1,704,092    $   754,624    $      --      $ 2,458,716

COST OF SALES                                   17,265           --             --           17,265
                                           -----------    -----------    -----------    -----------

GROSS MARGIN                                 1,686,827        754,624           --        2,441,451
                                           -----------    -----------    -----------    -----------

OPERATING EXPENSES

   General and administrative                7,426,351        721,362         88,781      8,236,494
                                           -----------    -----------    -----------    -----------
OPERATING (LOSS)                            (5,739,524)        33,262        (88,781)    (5,795,043)
                                           -----------    -----------    -----------    -----------

OTHER INCOME (EXPENSE)

   Interest income                               5,944           --             --            5,944
   Infant expense                              (83,602)       (12,230)          --          (95,832)
                                           -----------    -----------    -----------    -----------

     Total Other Income (Expense)              (77,658)       (12,230)          --          (89,888)
                                           -----------    -----------    -----------    -----------

LOSS BEFORE INCOME TAXES                    (5,817,182)        21,032        (88,781)    (5,884,931)

INCOME TAXES                                      --             --             --             --
                                           -----------    -----------    -----------    -----------

NET LOSS                                   $(5,817,182)   $    21,032    $   (88,781)   $(5,884,931)
                                           ===========    ===========    ===========    ===========

              Proforma Adjustments

              Amortization expense                                                      $    88,781
              Accumulated Amortization                                                      (88,781)
                                                                                        -----------
                                                                                        $      --
                                                                                        ===========